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                               March 30, 2022

       Kermit Harris
       President and Director
       Astra Energy, Inc.
       9565 Waples Street, Suite 200
       San Diego, CA 92121

                                                        Re: Astra Energy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 3, 2022
                                                            File No. 333-263256

       Dear Mr. Harris:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed March 3, 2022

       Cover Page

   1. Please revise your prospectus cover page to clarify the securities to be covered by this registration statement,
and ensure that such disclosure is consistent with your fee table.
                                                        For example, you
disclose on the cover page that you are offering units, but it does not appear that you have
included the units and each component of the units in the fee table.
                                                        As another example,
your cover page disclosure references the sale of 53,781,000 shares of your common stock.
Please revise your cover page to clarify the securities being offered in the primary
offering and the securities being offered in the resale offering. In addition, clarify the
offering price of the securities to be offered in the primary offering.
                                                        In that regard, it
appears that you are offering units but your disclosure references an offering price per
share.
 Kermit Harris
FirstName  LastNameKermit Harris
Astra Energy, Inc.
Comapany
March      NameAstra Energy, Inc.
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
2. We note your disclosure that your common stock is currently quoted on the OTC Bulletin
         Board. However, we also note your disclosure that your common stock is quoted on the
         OTC Pink market. Please revise your disclosure throughout your filing to clarify the current quotation of your common stock. In addition, we note your disclosure that the selling stockholders will sell their shares at various market prices for the duration of the offering. If your common stock is only quoted on the OTC Pink market, please note that the OTC Pink market is not an established public trading market into which selling stockholders may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
Prospectus Summary, page 4

3. We note the disclosure in Note 3 on page 44 that the company has an accumulated deficit of $30,362,882 as of November 30, 2021 and has no current revenue generating operations. We also note the statement that these factors raise substantial doubt about the
         company   s ability to continue as a going concern, as well as your
disclosure on page 12
         that you expect to incur substantial expenses and generate continued operating losses until you generate revenues sufficient to meet your obligations. Please disclose such information in your prospectus summary, and include related risk factor disclosure.
Summary of the Offering, page 5

4. You disclose that there will be 55,455,540 shares of common stock outstanding after this offering. However, it appears you will have 50,455,540 common shares outstanding after the offering, based on your proposed issuance of 5,000,000 units consisting of one share of common stock and one warrant. Please revise as appropriate.

5. Please also disclose the number of warrants outstanding before and after the offering.
Risk Factors, page 6

6. Please revise to clarify how the risks described under the headings "We face intense competition" and "Delays in product development schedules may adversely affect our revenues" relate to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 10

7.       You disclose on page 11, under Net income (loss) per common share,
that    The rights of
         conversion on the outstanding issued shares of Series B, Series C and Series D preferred
 Kermit Harris
FirstName  LastNameKermit Harris
Astra Energy, Inc.
Comapany
March      NameAstra Energy, Inc.
       30, 2022
March3 30, 2022 Page 3
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FirstName LastName
         stock have expired.    This disclosure is inconsistent with your
disclosures in Note 5
         Preferred Stock to your annual and unaudited interim financial statements on page 45 and
         55, and with your disclosures about the Series D preferred stock under Description of
         Securities, Preferred Stock, on page 28. Please revise as appropriate. Business, page 17

8. Please disclose your total number of employees and the number of full-time employees.
         See Item 101(h)(4)(xii) of Regulation S-K.
Description of Our Business, page 17

9. We note your disclosure that on November 5, 2021, Astra Energy Africa was issued an
         Investment License by the Uganda Investment Authority. Please revise to disclose the scope of such license and any material terms. We also note your disclosure that on
         January 12, 2022, you have entered into an agreement with Green Hygienics Holdings
         Inc. to supply and install an electricity generating system in Southern California, and note your disclosure that the project is scheduled for completion in 2022. Please disclose all material terms of such agreement, and file the agreement as an exhibit. See Item
         601(b)(10) of Regulation S-K.
10.      We note your disclosure that Astra Energy    is advancing    a waste
to energy project on the
         island of Zanzibar to convert 15 tons of municipal solid waste per hour into 10MW/hour of electric power. Please revise to clarify the status of this project.
Use of Proceeds, page 20

11. We note your disclosure regarding your use of proceeds for engineering, property leases and equipment and installation. If known, please revise to disclose the project or projects on which you intend to use such proceeds. In addition, provide a brief outline of any program of construction or addition of equipment. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K. Dilution, page 21

12.      Your dilution calculations show the    Decrease in Investment to New
Shareholders    as
         zero percent under each of your offering scenarios. However, the dilution to new investors is the difference between the offering price per share paid by the new investors and your net tangible book value per share after the offering which is greater than zero percent under each of your offering scenarios. Please revise and provide us with your dilution computations.
Plan of Distribution, page 26

13. We note your disclosure that an investor in the offering by the company must execute and
 Kermit Harris
FirstName  LastNameKermit Harris
Astra Energy, Inc.
Comapany
March      NameAstra Energy, Inc.
       30, 2022
March4 30, 2022 Page 4
Page
FirstName LastName
         deliver a subscription agreement, and we note that you have filed a form of subscription agreement as Exhibit 99.1. However, the terms set forth in such form of subscription agreement do not appear to be consistent with the terms of the offering described in the prospectus. For example, the form of subscription agreement contemplates a warrant exercise period of the earlier of two years from the date of issuance, or within 30 days after the Company stock closes at or above $1.00 for five consecutive trading days.
         As another example, the form of subscription agreement states that the warrant and underlying shares of common stock have not been registered under the Securities Act.
         Similarly, the form of warrant filed as Exhibit 99.2 does not appear to reflect the terms of the warrants to be offered as described in your prospectus. Please advise.
Directors, Executive Officers and Corporate Governance, page 31

14. For each director and executive officer, please disclose such person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K. Financial Statements for the Years Ended August 31, 2021 and 2020
Note 2 - Summary of Significant Accounting Policies
Stock-based Compensation, page 43

15. You disclose that you account for equity-based transactions with nonemployees under the provisions of ASC Topic 505-50. However, ASC Topic 505-50 was superseded by
         Accounting Standards Update No. 2018-07, Compensation     Stock
Compensation (Topic
         718) which was effective for fiscal years beginning after December 15, 2018. Please revise your accounting and disclosures for equity-based transactions with nonemployees to comply with the guidance in ASC Topic 718.
Note 3 - Going Concern, page 44

16.      Please revise to disclose management   s plans intended to mitigate
the conditions or events
         that raise substantial doubt about your ability to continue as a going concern as required by ASC 205-40. This comment also applies to your unaudited interim financial statements.
Note 4 - Common Stock, page 44

17.      The sum of the number of shares and the dollar amounts reflected in
Note 4 for common
         shares issued for cash issued and for services do not agree with the related amounts
         presented in your Statements of Stockholders    Equity. Please revise
as appropriate.
18. Revise to clarify whether the 600,000 shares associated with the Stock Subscription
         Receivable and Common Stock To Be Issued are included in the number of shares issued
         and outstanding in your Statement of Stockholders    Equity. Please
also disclose amounts
         related to collections of the Subscription Receivable and related issuances (or release) of
 Kermit Harris
FirstName  LastNameKermit Harris
Astra Energy, Inc.
Comapany
March      NameAstra Energy, Inc.
       30, 2022
March5 30, 2022 Page 5
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FirstName LastName
         Common Stock To Be Issued during the year ended August 31, 2021 and the unaudited interim period ended November 30, 2021.
Note 5 - Preferred Stock, page 45

19. In your Form 8-K/A filed February 3, 2020 you disclose the cancellation of 8,000 shares of Series A Preferred Stock effective January 19, 2022. Disclose the reason for the cancellation and how you accounted for the cancellation.
20. You disclose that the Series D Preferred Stock has a liquidation preference of 120% of its stated value. Revise to provide the disclosures required by ASC 505-10-50.
Note 6 - Related Party Transactions, page 45

21. The sum of the number of shares and the sum of the dollar amounts reflected in Note 6 for common shares issued to related parties for services do not agree with the related amounts
         presented in your Statements of Stockholders    Equity. Please revise
as appropriate.

22. Provide an explanatory footnote for the 3,000,000 common shares cancelled which includes when the shares were issued, the consideration originally received for such shares and the reason such shares were cancelled.
23. You disclose that on February 1, 2021 you executed a service agreement with a term of
         1.5 years with Mr. Claycamp under which he will receive 3,000,000 shares of common stock over the term of the agreement. Your disclosures do not agree with the terms of the agreement with Mr. Claycamp filed as Exhibit 10.10 to the Form S-1. Please revise as appropriate.
Financial Statements for the Three Months Ended November 30, 2021 and 2020
Note 8 - Subsequent Events, page 56

24. You disclose that subsequent to November 30, 2021 you issued 1,100,000 shares of common stock for services and 275,000 shares for cash. However, in your disclosures under Recent Sales of Unregistered Securities on page 57, you disclose 230,000 common shares issued for cash from December 1, 2021 to February 25, 2022. Please revise your disclosures as appropriate to correct this apparent discrepancy. Signatures, page 66

25. In your next amendment, please include all signatures required by Form S-1, including the signature on behalf of the registrant. Refer to Instruction 1 to Signatures on Form S-1.
Exhibits

26. Please file as an exhibit a list of all subsidiaries. See Item 601(b)(21) of Regulation S-K.
         In addition, please file an executed version of the convertible debenture filed as Exhibit
         10.12. For example, we note that you have not provided the name of the holder.
 Kermit Harris
Astra Energy, Inc.
March 30, 2022
Page 6
27. Please obtain and file a legality opinion that covers the legality of each of the securities to be offered under this registration statement. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not address the legality of the warrants. We also note the statement in the opinion that the opinion is limited to the Federal laws of the United
      States. Please ensure that the legality opinion addresses the legality of the securities under the relevant state laws. For example, we note your disclosure that the registrant is incorporated in Nevada. For guidance, please refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202) 551-
3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameKermit Harris
                                                             Division of
Corporation Finance
Comapany NameAstra Energy, Inc.
                                                             Office of Energy &
Transportation
March 30, 2022 Page 6
cc:       Carl P. Ranno, Esq.
FirstName LastName